EClips Energy Technologies, Inc.

3900A 31st Street N.

St. Petersburg, FL 33714

June 5, 2009

Ms. Jeanne Bennett

Staff Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 6010

Washington, DC 20549

Re:

EClips Energy Technologies, Inc.

Dear Ms. Bennett:

This letter is being submitted in response to your facsimile of June 2, 2009 that you sent to our counsel, Clifford J. Hunt, Esquire and your telephone conference of June 4, 2009 with Mr. Hunt and our outside accountant, Peter Messineo.

1.

We understand that our successor auditor, Randall Drake, charged $20,000.00 and spent 75 hours with respect to the 2008 audit.

2.

The invoices we received from our predecessor auditor, Ferlita, Walsh & Gonzlez, P.A. (“FW&G”), demonstrate that 383 hours were recorded and $33,000 was charged for the 2007 audit.  It is our understanding that no work was performed by FW&G for the 2008 audit other than possibly devoting some minimal time observing the year-end inventory of the Company.

3.

With respect to management’s determination that a PCAOB compliant audit was performed, in the first instance, the Company hired a PCAOB certified auditor who agreed to provide the audit services.  On the date of hire, Mr. Drake met with Mr. Peter James, the last chairman of the audit committee.  Mr. James discussed with Mr. Drake, the financial controls, disclosures and procedures, and general matters of compliance with the Sarbanes-Oxley legislation.  He provided Mr. Drake with minutes of the audit committee meetings and a recent independent report on the accuracy of financial controls and procedures within the Company.  According to our new outside accountant, Mr. Peter Messineo, the Company books and records were in satisfactory condition to easily facilitate the audit performed by Mr. Drake. Company management relied upon Mr. Drake to

Ms. Jeanne Bennett, SEC

Re: EClips Energy

June 5, 2009

perform an audit within the professional standards that govern PCAOB certified auditors.

4.

Regarding the disparity in the number of hours spent on the 2007 audit versus the 2008 audit, we note from the invoices that there were multiple levels of review amongst accountants within the predecessor auditing firm that probably contributed to the increased number of hours for the 2007 audit.  We had two acquisitions in 2007 which were not valued by a valuation firm.   Additionally, secretarial time was added in to the bill.  The invoices also demonstrate that there were significant hours of conversations with intermediaries.  Unfortunately, we cannot provide further explanation regarding such “intermediary” conversations.

We are a small company with approximately $400,000 of annual revenue.  The recession had forced us to downsize severely.  We had to reduce our expenses every way possible, including attempting to seek less expensive accounting and auditing services.  In 2007 and 2008, we paid approximately $102,000 and $88,000 respectively, for our outside accounting firm (not our auditing firm) to review our Quick Books accounting data maintained by our controller. These fees were separate and above the audit fees that we paid to FW&G.  In retrospect, we now believe that such accounting fees were extreme for a company of our size; however, the work of our outside accountants did facilitate the 2007 and 2008 audits.

5.

Company management believes it has reached an acceptable financial arrangement with FW&G for it to proceed with the review necessary to facilitate issuance of a proper report regarding its audit of the 2007 financial statements of the Company.  We are hopeful that FW&G will promptly issue the aforementioned report so that we can file an amended annual report on Form 10-K/A.  In the event that FW&G declines to issue its report for any reason, we will promptly commence a re-audit of our financial statements for the year ending 2007.  Under either scenario, Company management does not expect there to be any material change or difference in the financial statements as they presently appear in the Company’s annual report on Form 10-K for the period ended December 31, 2008 (including the 2007 year-end financial statements).

6.

Regarding Item 14 of the Form 10-K presently on file for the Company, please be advised that the information appearing in Item 14 of our proposed Form 10-K/A has been revised. Our Form 10-K/A will include current audit fee information as required by Item 14.

Ms. Jeanne Bennett, SEC

Re: EClips Energy

June 5, 2009

On behalf of the Company and its management, we thank you for the opportunity to respond to the Commission staff’s comments and we are committed to working with the Commission staff to ensure compliance with federal securities laws.  If you have any further questions regarding our responses to the Commission staff’s comments, please do not hesitate to contact me.

Sincerely,

ECLIPS ENERGY TECHNOLOGIES, INC.

/s/:  Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer